

February 9, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (416) 495-8625

Betty-Ann Harland
Chief Executive Officer
International Development Corp.
534 Delaware Avenue, Suite 412
Buffalo, New York 14202

> **Re:** **International Development Corp.**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed January 30, 2006**
> **File No. 000-31343**
> **Form 10-KSB for the year ended August 31, 2005**
> **Filed November 29, 2005**
> **Form 10-KSB/A for the year ended August 31, 2004**
> **Filed January 30, 2006**
> **Form 10-QSB for the period ended November 30, 2005**
> **Filed January 17, 2006**

Dear Ms. Harland:

   We have limited our review of your filing to the comments below. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Revised Information Statement on Schedule 14C, Filed January 30, 2006
General

   1. Please note that the federal securities laws require public companies to disclose certain information if they engage in corporate actions for which shareholder approval is being or has been obtained. See Exchange Act §14(a), (c). To the extent that such disclosure is not provided in contravention of these requirements, such disclosure must be provided prior to accelerating the effectiveness of any registration statement under the Securities Act of 1933.

NTR: Watch him use this for an argument that the Board exercised its business judgment in not filing a delaying amendment….

2. We note your response to comment 2 of our letter dated January 23, 2006. It appears to us that Nevada law may require corporations selling substantially all of their property and assets, regardless of the degree or extent to which liabilities are extinguished, to obtain the authorization of such action by the affirmative vote of stockholders holding a majority of the voting power. In addition, please note that Section 14(c) of the Exchange Act applies to corporate action taken upon the written authorization or consent of security holders where proxies are not solicited and that, if applicable, Schedule 14C requires disclosure of the information specified in Schedule 14A. Item 14 to Schedule 14A requires disclosure of, among other things, action taken with respect to a sale or other transfer of all or any substantial part of assets of the business, which appears to apply to the sale of assets of your Freshwater subsidiary in the manner disclosed in your Form 8-K filed on January 19, 2006. See Schedule 14A, Item 14(a)(4).

    Please provide us with a detailed legal analysis discussing the applicability of Nevada law to this transaction, as well as the effects of such application on Section 14(c) of the Exchange Act, the rules promulgated thereunder, and Item 14 of Schedule 14A. We may have additional comment upon review of your response.

3. We note your response to comments 10-12 of our January 23 letter, as well as the deletion of proposal 4 from your information statement. Please provide us with the legal basis for your conclusion that shareholder approval of the stock plan is not required, as your prior disclosure stated that such approval was required.

Acquisition of Our Shares by Ms. Harland, page 4

4. We note your response to comment 3 of our letter dated January 23, 2006. Please revise your discussion of the increase in Ms. Harland's voting stake in the company upon the issuance of 1,000,000 Class A Preferred shares and Class B Preferred shares to disclose her percentage voting power following the consummation of each transaction. Please also disclose what consideration, if any, was provided to the company in conjunction with each increase in Ms. Harland's voting power.

Issuance of Additional Shares, page 6

5. We note your response to comment 6 of our letter dated January 23, 2006. Please revise to disclose Ms. Harland's current percentage voting power, as well as her percentage voting power following the 1:1000 reverse-split.

New Proposed Business, page 9

6. We note your response to prior comment number 9. Clarify, if true, that you have disposed of all of your assets.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Chris Edwards, Special Counsel, at (202) 551-3742 with any questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Norman T. Reynolds, Esq. (*via facsimile* 713/237-3202)
        Glast, Phillips & Murray P.C.
        The Eperson Buildings

Betty-Ann Harland
International Development Corp.
February 9, 2006
Page 4

815 Walker, Suite 1250
Houston, Texas 77002